NEWS RELEASE

BRASCAN POWER ISSUED $50 MILLION OF
UNSECURED FIXED RATE DEBENTURES

GATINEAU, January 27, 2005 – Brascan Power announced today it has issued $50 million of 4.65 % Unsecured Debentures maturing December 16, 2009. The Debentures will be unconditionally guaranteed by the Corporation’s parent company, Brascan Power Inc.

The debentures ratings have been reaffirmed at BBB (high) by DBRS and BBB by S&P. The net proceeds will be used for general operations and corporate purposes.

This news release does not constitute an offer to sell nor a solicitation of an offer to buy the debentures and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

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Brascan Power comprises the power generating, distribution and marketing operations of Brascan Corporation (NYSE: BNN, TSX: BNN.LV.A). Brascan Power has developed and successfully operated hydroelectric power facilities, primarily in North America, for nearly 100 years. Brascan Power’s portfolio includes 119 hydroelectric power-generating stations located on 37 river systems, three co-generation facilities and transmission and distribution assets, principally in the northeast. Brascan Corporation is an asset management company with a focus on real estate and power generation.

For more information, please visit our web site at www.brascanpower.com or contact:

Shelley Moorhead
Director, Corporate Communications
& Investor Relations
Tel: (819) 561-8072
Fax: (819) 561-7188
Email: shelley.moorhead@brascanpower.com

Note: This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forward in the forward looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the company’s 40-F filed with the Securities and Exchange Commission. The company undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.